Filed by VaxGen, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Raven biotechnologies, inc.
Registration Statement File No. 333-148312
Raven biotechnologies, inc. issued the following press release on March 3, 2008:
RAVEN BIOTECHNOLOGIES ANNOUNCES CANCER STEM CELL
COLLABORATION WITH EMORY UNIVERSITY MEDICAL SCHOOL
South San Francisco, CA — March 3, 2008
Raven biotechnologies, inc., a privately held company focused on the development of monoclonal antibody therapeutics (MAbs) for cancer today announced it has entered into a research collaboration with Dr. Leland W.K. Chung, Director of the Molecular Urology and Therapeutics Program at the Emory University Medical School’s Department of Urology.
Using Raven’s unique prostate cancer derived cancer stem cells (CSCs), Raven and Emory will collaboratively examine prostate cancer biology, disease progression and subsequent metastasis.
Under the terms of the collaboration, Raven will provide Emory with access to its prostate cancer stem cells. Raven will also provide Emory with a library of antibodies targeting cancer stem cells to study their use as potential diagnostic tools for cancer prognosis and treatment.
Cancer stem cells are the proliferating cells at the core of the abnormal biology of a tumor, driving cancer growth and metastasis. Raven has developed technologies to isolate cancer stem cells and has established lines of pure cancer stem cells for a dozen of the most prevalent cancers. Raven is using these cell lines and its extensive library of anti-cancer antibodies to test for diagnostic and therapeutic applications.
“Raven is actively pursing several collaborations in order to advance the most promising programs and technologies in our pipeline,” stated George Schreiner, M.D., Ph.D., chief executive officer of Raven biotechnologies. “We are excited about our collaboration with Emory University because of their work in cancer stem cells that compliments Raven’s expertise in this area, as well as their multidisciplinary approach to cancer research and clinical applications.”

About Raven
Raven biotechnologies, inc. (www.ravenbio.com) is a privately held biotechnology company focused on the development of monoclonal antibody therapeutics for treating cancer. Raven’s lead product candidate, RAV12, targets adenocarcinomas and is in clinical development for the treatment of gastrointestinal and other cancers. Raven’s discovery process simultaneously identifies cell-surface drug targets and the antibody therapeutics to regulate them. Our focus on biological function allows us to rapidly identify novel target antigens and therapeutic candidates in their native configuration in the intact cell membrane. Our integrated approach is based on proprietary methods for optimizing the production of MAbs targeting cell-surface proteins, including the use of human tissue-specific progenitor and tumor stem cell lines developed at Raven.
To date Raven has identified multiple candidate therapeutic MAbs for many cancer indications including lung, colon, pancreatic, prostate, breast, and ovarian cancer.
On November 12, 2007, Raven and VaxGen Inc. (Pink Sheets: VXGN.PK), a biopharmaceutical company, announced that their respective boards of directors unanimously approved a definitive merger agreement. The merger is expected to create a drug development company with a robust pipeline of monoclonal antibody candidates in oncology, proprietary antibody discovery platforms, biopharmaceutical manufacturing capabilities and sufficient cash to fund operations at least through the end of 2009. The merger is expected to close in the first half of 2008.
Contacts:
Stephen Worsley, Business Development
1-650-624-2662 or sworsley@ravenbio.com
Ellen Rose
Availe Communication, 1-650-387-8746
About VaxGen
VaxGen, Inc. is a biopharmaceutical company based in South San Francisco, California. The company owns a state-of-the-art biopharmaceutical manufacturing facility with a 1,000-liter bioreactor that can be used to make cell culture or microbial biologic products. For more information, please visit the company’s web site at www.vaxgen.com.
Additional Information and Where to Find It
VaxGen has filed a registration statement on Form S-4, and a related proxy statement/prospectus, in connection with the merger. Investors and security holders are urged to read the registration statement on Form S-4 and the related proxy/prospectus because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting VaxGen Investor Relations at the email address: ir@vaxgen.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
VaxGen, Raven and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of VaxGen in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of VaxGen is also included in VaxGen’s definitive proxy statement for its 2007 Annual Meeting of Stockholders which was filed with the SEC on November 21, 2007 and its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on August 30, 2007. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at VaxGen as described above.